Mail Stop 4720

October 7, 2009

By US Mail and facsimile to (215) 864-1758

Gerard P. Cuddy
President and Chief Executive Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

> **Re:** **Beneficial Mutual Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 001-33476**

Dear Mr. Cuddy:

We have reviewed your response dated August 13, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation, page 27
Compensation Discussion and Analysis, page 17 of Definitive Proxy Statement on
Schedule 14A

1.   We note your response to comment 2 in our letter dated July 30, 2009. We also note the disclosure on page 18 of your definitive proxy statement that the company's Compensation Committee approved new incentive award levels and financial performance measures for the Management Incentive Plan participants for the 2009 fiscal year. Please tell us if the changes to the award levels and financial performance measures constitute a new incentive plan, an amendment to the previously filed plan or otherwise, and whether the company was required to file the revised plan as an exhibit to the applicable periodic report.

2.   We note your response to our comment 3 in our letter dated July 30, 2009. Based on your response, we are unable to agree with your determination that the disclosure of the performance targets utilized in determining cash incentive compensation would result in competitive harm to the company. Please revise your proposed disclosure to include the performance targets in question and confirm that you will revise future filings accordingly. Alternatively, please revise your response to analyze specifically how the company would be exposed to confidential harm from the disclosure of the targets cited in your response, particularly when the disclosure would be made after the release of your actual performance.

Form 10-Q for Fiscal Quarter Ended June 30, 2009
Unaudited Consolidated Statements of Changes in Stockholders' Equity, page 3

3.   We note that you recorded a reclassification adjustment for other-than-temporary impairment ("OTTI") of $800,000 during the six months ended June 30, 2009. It is not clear what this adjustment represents as your disclosure on page 9 indicates that you did not recognize a transition adjustment upon the adoption of FSP FAS 115-2 and 124-2 (FASB ASC 320-10-65-1h), nor did you recognize any current period OTTI.   Please tell us and revise your future filings to clarify this apparent inconsistency.

Notes to Consolidated Financial Statements
Note 4 – Investment Securities, page 6

4.   We refer to your investment securities tables on pages 7-9. Paragraph 39 of FSP 115-2 and 124-2 (FASB ASC 320-10-50-1B) provides that the disclosures required by the FSP be provided by *major security type*. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, in future filings please consider segregating your municipal and other bonds into further detail (e.g., municipal bonds, foreign bonds, single issuer vs. pooled trust preferred securities, etc.) based on the nature and risks of the securities.

5.   We note your disclosure on page 10 regarding your basis for concluding that certain investment securities were not other-than-temporarily impaired as of June 30, 2009. With respect to your trust preferred securities, you state that you expect to recover the "current principal of the investments." Similarly, you state that you expect "the full payment of principal" with respect to your collateralized mortgage obligations. Please clarify whether you performed a calculation of the present value of cash flows expected to be collected on these securities to support

your conclusions regarding recoverability and confirm that you consider all contractual principal and interest cash flows in your analysis.

6. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (FASB ASC 320-10-50) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with and revise your future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

7. As a related matter, please provide us with the following information related to the assumptions used in your calculation of the present value of cash flows expected to be collected on your trust preferred securities as of June 30, 2009:

    - Discount rate: tell us the discount rate used and how you determined it.
    - Deferrals and defaults:
        a. tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security
        b. tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and
        c. tell us the recovery rate used and how you determined it.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor